[JONES DAY LETTERHEAD]

March 13, 2009

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

Reference is made to the letter, dated March 13, 2009, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s”), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the “Submission”).  The Submission is enclosed.

Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) (“Rule 83”), adopted under the Freedom of Information Act (“FOIA”), Macy’s hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy’s, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

Because the Submission for which Macy’s is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked “Confidential Treatment Requested by Macy’s, Inc.”  In addition, the pages of the Submission have all been marked with Macy’s three-letter code, which is “MAC,” and have been sequentially numbered beginning with 0010001 through 0010030.  A copy of this request (but not the Submission) has been sent to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)

            Office of Freedom of Information and Privacy Act Operations

            Securities and Exchange Commission
            100 F Street, N.E.

            Mailstop 5100
            Washington, D.C. 20549

            (w/ encl.)

            Milwood Hobbs, United States Securities and Exchange Commission

            Donna Di Silvio, United States Securities and Exchange Commission

            Jim Allegretto, United States Securities and Exchange Commission

            Steven Jacobs, United States Securities and Exchange Commission

Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Mark Larson, KPMG LLP

            John Connor, KPMG LLP

            Carmen Bailey, KPMG LLP

            Melanie Dolan, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY MACY’S, INC. mac 0010001
March 13, 2009

Mr. Andrew Mew Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 3561 Washington, D.C. 20549

Re:        Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008, August 2, 2008, and November 1, 2008

Form 8-K, filed November 12, 2008
File Number 1-13536

Dear Mr. Mew:

Reference is made to the letter, dated March 13, 2009, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s” or the “Company”), to the Division of Corporation Finance responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

In response to Staff comment Nos. 4 and 5, the Staff is supplementally provided with the analysis prepared in conjunction of the Company’s most recent goodwill impairment analysis which includes a preliminary allocation of fair value to the Company’s reporting units and supports the Company’s preliminary estimate that the amount of impairment will be within the range of $4.5 billion to $5.5 billion.  As of the date of this correspondence, the independent third-party valuation firm has not prepared or submitted to the Company any analysis in conjunction with the second step of the goodwill impairment testing.

The first step analysis was prepared by the independent third-party valuation firm and reconciled to an approximately [redacted]% implied control premium using the average stock price for the month of January 2009.  The methodology used for the purpose of the first step of the goodwill impairment analysis continued to be based on discounted cash flows. The projected sales, gross margin and selling, general and administrative expense rate assumptions and capital expenditures assumptions were based on the Company’s then-current three-year business plan.  Discount rates reflected market-based estimates of the risks associated with the projected cash flows directly resulting from the use of those assets in operations.

The Company initially calculated the fair value of its reporting units by discounting their projected future cash flows to present value using the Company’s estimated weighted average cost of capital (i.e., 10.0%) as the discount rate, and the fair value of each of the Company’s Macy’s reporting units exceeded its carrying value.  However, the reconciliation of the fair value of the Company’s reporting units to the Company’s market capitalization resulted in an implied fair value substantially in excess of its market capitalization.  In order to reconcile the discounted cash flows of the Company’s reporting units to the trading value of the Company’s common stock (using the average stock price for the month of January 2009 and a [redacted]% control premium as described above), the Company applied discount rates higher than the Company’s estimated weighted average cost of capital (i.e., 12.75%) to the projected cash flows of its reporting units and determined that the carrying value of each of the Company’s reporting units exceeded its fair value at January 31, 2009, which resulted in all of the Company’s reporting units failing the first step of the goodwill impairment test.

The Company believed that it was important, in communicating on February 24, 2009 its expectations that it would be required to reduce the carrying value of its goodwill, to provide some indication of the potential magnitude of the write-off, which the Company characterized as being a “preliminary” estimate “based solely on the results of the first step of the impairment process.”  This estimate was developed in conjunction with the first step analysis, factoring in consideration of adjustments to existing tangible and intangible assets.  Previously unrecognized intangible assets include values assigned to the macys.com and bloomingdales.com domain names, private brand tradenames, customer relationships and an update of the valuation of the Macy’s tradename acquired in 1994, and is reflected in the analysis enclosed herewith.

In response to Staff comment No. 6, the Staff is supplementally advised that, for the updated disclosure prepared in conjunction with the November 1, 2008 Form 10-Q, the Company determined that it should quantify and disclose the potential impact of any goodwill impairment charge on its financial covenants. Support for the Company’s calculation of the maximum goodwill impairment charge that at that time could have been recorded without breaching the Company’s financial covenants is enclosed herewith.

If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Milwood Hobbs, United States Securities and Exchange Commission
Donna Di Silvio, United States Securities and Exchange Commission
Jim Allegretto, United States Securities and Exchange Commission
Steven Jacobs, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Mark Larson, KPMG LLP
John Connor, KPMG LLP
Carmen Bailey, KPMG LLP
Melanie Dolan, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010004-MAC 0010027]

[Analysis prepared in conjunction of the Company’s goodwill impairment analysis, including a preliminary allocation of fair value to the Company’s reporting units]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010028-MAC 0010030]

[Support for the Company’s calculation of the maximum goodwill impairment charge that could have been recorded without breaching the Company’s financial covenants]

[Redacted]